

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

John Keeler
Chief Executive Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

      Re: Blue Star Foods Corp.
         Registration Statement on Form S-3
         Filed November 25, 2022
         File No. 333-268564

Dear John Keeler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing

cc: Liang Shih